June 26, 2006

Mr. Dale Welcome

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Re:	Quaker Chemical Corporation

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

File No. 001-12019

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated May 31, 2006 with respect to the above-captioned filings.

We have carefully reviewed the Staff’s comment and our response is set forth below. To facilitate the Staff’s review, the comment, which is reproduced in bold type and followed by management’s response, appears under a caption and number consistent with the caption and number in your comment letter.

Prior Comment 3

In your response to prior comment 3, regarding asbestos litigation, you state that “an unfavorable outcome in this case is reasonably possible.” In this regard, please tell us why you have not provided certain SAB 5:Y disclosures for your asbestos matters. In that SAB, we state that we believe that environmental and product liabilities are typically of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being unclear and to fully inform readers of the range of reasonably possible outcomes that could have a material effect on financial condition, results of operations or liquidity.

Management’s Response:

Any asbestos cases pursued against the Company challenging the parent-subsidiary relationship are in early stages of litigation and have not reached even a discovery phase. The Company has been successful in having claims naming Quaker dismissed during initial proceedings. As a result of these dismissals and new cases being filed, the Company may be in early stages of litigation for an extended period of time. The Company believes that the additional disclosures outlined in Question #2 of SAB 5:Y relate to cases that are in more mature stages of litigation. Accordingly, the additional disclosures have not been provided for the Company’s asbestos litigation.

The last paragraph in Question #2 of SAB 5:Y states the following:

“Registrants are cautioned that a statement that the contingency is not expected to be material does not satisfy the requirements of Statement 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant’s securities. In that case, the registrant must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made.”

In light of this paragraph, the Company understands that if there is a reasonable possibility as to a contingency it would be appropriate to disclose the estimated additional loss, or range of loss, that is reasonably possible or state that such an estimate cannot be made. Given the early stages of the Company’s asbestos litigation, we will include in future filings a statement that such an estimate cannot be made, consistent with our original response to Prior Comment 3 and barring any unforeseen changes in facts and circumstances.

As indicated in our original response to Prior Comment 3, the Company re-evaluates this issue not less frequently than annually.

We believe this letter is fully responsive to the Staff’s comment. However, should you have any questions regarding our response or if we may otherwise be of assistance, please feel free to contact me at (610) 832-4189.

Sincerely,

/s/ Neal E. Murphy
Neal E. Murphy
Vice President and Chief Financial Officer

cc:

D. Jeffry Benoliel, Vice President, Secretary and General Counsel

Mark A. Featherstone, Vice President and Global Controller

Dale Welcome

John Cash